UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FS ENERGY TOTAL RETURN FUND

(Name of Issuer)

Class I Common Shares of Beneficial Interest, par value $0.001 per share

(Title of Class of Securities)

302682109

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MARCH 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302682109		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 49.75%

14.	Type of Reporting Person IA; OO

CUSIP No. 302682109		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 49.75%

14.	Type of Reporting Person HC; OO

CUSIP No. 302682109		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 49.75%

14.	Type of Reporting Person HC; OO

CUSIP No. 302682109		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 49.75%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.                   Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of Class I common shares of beneficial interest, par value $0.001 per share (the “Shares”), of FS Energy Total Return Fund (the “Fund”), a Delaware statutory trust registered as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”). The principal executive offices of the Fund are located at 201 Rouse Boulevard, Philadelphia, PA 19112.

Item 2.                                                         Identity and Background

(a)                                 The persons filing this Statement are Magnetar Asset Management LLC, a Delaware limited liability company (“Magnetar Asset Management”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

Magnetar Asset Management is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and a sub-adviser to registered investment companies. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Magnetar Asset Management’s principal business is to sub-advise registered investment companies.  Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Asset Management; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Asset Management.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Asset Management is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

On March 15, 2017, the Reporting Persons purchased 800,000 Shares for an aggregate amount of $10,000,000 which came directly from the assets of Magnetar Asset Management.

Item 4.                                                         Purpose of Transaction

The Reporting Persons and Franklin Square Holdings, L.P. (“FSH”) entered into an agreement whereby each of the Reporting Persons and FSH agreed to invest $10,000,000 in the Fund (the “March Investment”).  The agreement was made in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and to demonstrate the alignment of the Fund’s investment advisers’ interests with those of Fund shareholders.

The Reporting Persons reserves the right to acquire additional shares of the Fund in the open market and in privately negotiated transactions in accordance with applicable securities laws.

Item 5.                                                         Interest in Securities of the Issuer

As of March 23, 2017, there were 1,608,000 Shares were issued and outstanding.

(a)                                 Each of the Reporting Persons may have been deemed to have beneficial ownership of 800,000 Shares, and such Shares represented beneficial ownership of 49.75% of the Shares outstanding.

(b)                                 Each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 800,000 Shares, and all such Shares represented beneficial ownership of 49.95% of the Shares outstanding.

(c)                                  Magnetar Asset Management did not effect any transaction in the Shares during the past sixty days.

(d)                                 Not Applicable

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

The Reporting Persons and FHS have agreed that neither will tender any of the Shares purchased in the March Investment for repurchase in any repurchase offer the Fund makes except in the following circumstances:

1.              Each of the Reporting Persons and FSH may tender up to $5,000,000 of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2019, or the date upon which the Fund has raised $250,000,000 in gross proceeds from its continuous public offering, whichever is earlier;

2.              Each of the Reporting Persons and FSH may tender any of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2020, or the date upon which the Fund has raised $750,000,000 in gross proceeds from its continuous public offering, whichever is earlier; and

3.              Notwithstanding the foregoing, the Reporting Person and FSH will maintain a minimum investment of $1,000,000 in Shares at all times.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 27, 2017, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 27, 2017

MAGNETAR ASSET MANAGEMENT LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 27, 2017, among the Reporting Persons.